UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.*
(Exact name of Applicant as specified in its charter)

MAXCOM TELECOMMUNICATIONS, INC.
(Translation of Applicant’s name into English)

C. Guillermo González Camarena No. 2000
Col. Centro de Ciudad Santa Fe
Mexico, D.F. 01210
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Step-Up Notes due 2020	Up to a maximum aggregate principal amount not expected to exceed $200,000,000(1)

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B de C.V., et. al. pursuant to Chapter 11 of the Bankruptcy Code

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name and Address of Agent for Service)

Copies to:
Gerald T. Nowak, P.C.
Paul Zier, Esq.
Kirkland & Ellis LLP
300 N. LaSalle
Chicago, Illinois 60654
(312) 862-2000

The obligor hereby amends this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

* The Co-Applicants listed on the following page are also included in this Form T-3 as applicants.

(1) Includes up to a maximum aggregate principal amount of $200,000,000 less (a) the amount of 11% Senior Notes due 2014 held in treasury by the Company, plus, (b) capitalized interest for the period from April 15, 2013 to, but not including, June 15, 2013.

The following direct and indirect subsidiaries of Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) are expected to be guarantors of the Step-Up Notes due 2020 (the “Expected Subsidiary Guarantors”) and are co-applicants on this Form T-3.

Table of Co-Applicants:

Name of Expected Subsidiary Guarantor
Maxcom Servicios Administrativos, S.A. de C.V.
Outsourcing Operadora de Personal, S.A. de C.V.
TECBTC Estrategias de Promocion, S.A. de C.V.
Corporativo en Telecomunicaciones, S.A. de C.V.
Maxcom SF, S.A. de C.V.
Maxcom TV, S.A. de C.V.
Maxcom USA, Inc.
Telereunion, S.A. de C.V.
Telscape de Mexico, S.A. de C.V.
Sierra Comunicaciones Globales, S.A. de C.V.
Servicios MSF, S.A. de C.V.
Sierra USA Communications, Inc.
Asesores Telcoop, S.A. de C.V.
Celmax Movil, S.A. de C.V.

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EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 (this “Amendment”) to Form T-3, initially filed with the Securities and Exchange Commission on June 3, 2013, is being filed on behalf of the Company and the Co-Applicants listed above (collectively, the “Applicants”). This Amendment is solely to file the Exhibits that are filed herewith and to update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Country of Mexico, on the 3rd day of October, 2013.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By: /s/ Gonzalo Alarcon I
Name: Gonzalo Alarcon I
Title: General Counsel

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INDEX TO EXHIBITS

Exhibit	Description
Exhibit T3A.1	Certificate of Incorporation of Maxcom USA, Inc. (incorporated by reference to Exhibit 3.8 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3A.2*	Certificate of Incorporation of Sierra USA Communications, Inc.
Exhibit T3B.1	Amended and Restated By-laws of Maxcom Telecomunicacions S.A.B de C.V., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (English Translation) (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.2	Bylaws of Maxcom Servicios Administrativos, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.3	Bylaws of Outsourcing Operadora de Personal, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.4	Bylaws of TECBTC Estrategias de Promocion, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.5	Bylaws of Corporativo en Telecomunicaciones, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.6	Bylaws of Maxcom SF, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.7	Byalws of Maxcom TV, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.7	Bylaws of Maxcom USA, Inc. (incorporated by reference to Exhibit 3.9 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).
Exhibit T3B.8*	Bylaws of Telereunion, S.A. de C.V. (English Translation)
Exhibit T3B.9*	Bylaws of Telscape de Mexico, S.A. de C.V. (English Translation)
Exhibit T3B.10*	Bylaws of Sierra Comunicaciones Globales, S.A. de C.V. (English Translation)
Exhibit T3B.11*	Bylaws of Servicios MSF, S.A. de C.V. (English Translation)
Exhibit T3B.12*	Bylaws of Sierra USA Communications, Inc.
Exhibit T3B.13*	Bylaws of Asesores Telcoop, S.A. de C.V. (English Translation)
Exhibit T3B.14*	Bylaws of Celmax Movil, S.A. de C.V. (English Translation)
Exhibit T3C†	Form of Indenture governing the Step-Up Notes.

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Exhibit T3D	Not applicable.
Exhibit T3E-1 *	Disclosure Statement for the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V., et al., Chapter 11 of the Bankruptcy Code
Exhibit T3E-2*	Exhibit A to Disclosure Statement - Plan of Reorganizaiton
Exhibit T3E-3*	Exhibit B to Disclosure Statement - Restructuring Support Agreement
Exhibit T3E-4*	Exhibit C to Disclosure Statement - Recapitalization Agreement
Exhibit T3E-5*	Exhibit D to Disclosure Statement - Financial Projections
Exhibit T3E-6*	Exhibit E to Disclosure Statement - Valuation Analysis
Exhibit T3E-7*	Exhibit F to Disclosure Statement - Liquidation Analysis
Exhibit T3E-8*	Exhibit G to Disclosure Statement - Description of Step-Up Senior Notes
Exhibit T3E-9*	Exhibit H to Disclosure Statement - Form of Amended and Restated Agreement to Tender
Exhibit T3F†	Cross-reference sheet.
Exhibit T3G*	Form T-1 qualifying Deutsche Bank Trust Company Americas as Trustee under the Indenture to be qualified pursuant to this Form T-3.

* Previously filed.
† Filed herewith.

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